UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Reaffirms 2011 Guidance and Discusses Strategy to Position Company for Business Upturn; Will Host Q4 Earnings Conference Call on February 15, 2012”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Reaffirms 2011 Guidance and Discusses Strategy to Position
Company for Business Upturn;
Will Host Q4 Earnings Conference Call on February 15, 2012

Rehovot, Israel – January 9, 2012 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, is reaffirming its fourth quarter and full year 2011 financial guidance. As mentioned in the company’s results press release for the third quarter published November 1, 2011, Nova expects revenues of $16-$19 million with net profitability of 1%-8% for the fourth quarter of 2011, which implies record annual revenues of $100-$103 million and record annual net income of $23-$25 million for the full year of 2011. In addition to reaffirming 2011 guidance, Gabi Seligsohn, President and CEO, will discuss the business outlook, and describe the company’s strategy for preparing for the next major industry upturn when addressing the 14th Annual Needham Growth Conference on January 10, 2012.

The presentation will cover:

•	Indications of gradual improvement in demand
•	Reasons for management’s continued conviction that the transition to next generation design rules must continue despite macro-related caution
•	Longer-term business strategy and new growth engines
•	Aggressive product innovation program, coupled with infrastructure enhancements and focus on service and support to enhance customer partnerships

An audio webcast of the conference presentation will be available on the company’s website.

Nova plans to announce fourth quarter and full year results and give financial guidance for the first quarter of 2012 before the market opens on Wednesday, February 15, 2012. In conjunction with this release, Nova will host a conference call later that same day at 9:30 a.m. Eastern Time.

The call will also be webcast together with an online presentation, which will be accessible from a link at Nova’s website at www.nova.co.il

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1 877 249 9037
ISRAEL Dial-in Number: 03 721 9510
INTERNATIONAL Dial-in Numbers: +972 3 721 9510 / +1 646 254 3364
At:
9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
4:30 p.m. Israeli Time

For those unable to participate in the conference call, there will be a replay available the day following the call on Nova's website at www.nova.co.il.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities that may affect our sales in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2010 filed with the Securities and Exchange Commission on March 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.